October 18, 2010

Via U.S. Mail and Facsimile – (570)587-3761

William F. Farber
President and Chief Executive Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411

Re: Comm Bancorp, Inc.
       Form 10-K for the period ended December 31, 2009
       Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
       Definitive Proxy Filed June 2, 2010
       File No. 0-17455

Dear Mr. Farber:

      We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

Michael Clampitt
Senior Counsel